ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 617-951-7000 F 617-951-7050 BOSTON NEW YORK SAN FRANCISCO WASHINGTON, DC

December 16, 2004

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549-0505

Re:	PIMCO Floating Rate Strategy Fund

(File Nos. 333-120227 and 811-21601)

Ladies and Gentlemen:

Pursuant to the Securities Act of 1933 and the Investment Company Act of 1940, each as amended, we are filing today through EDGAR Pre-Effective Amendment No. 2 to the Initial Registration Statement on Form N-2 filed on behalf of the Fund on November 4, 2004. This filing has been marked to indicate the changes made from Pre-Effective Amendment No. 1 to the Initial Registration Statement.

The form of prospectus filed as part of this pre-effective amendment omits, in reliance on Rule 430A under the Securities Act of 1933, certain information, which will be supplied subsequent to the effectiveness of the Registration Statement in a filing made pursuant to Rule 497(h) under the Securities Act of 1933.

Please direct any questions or comments regarding this filing to me at (617) 951-7077, or in my absence to David Sullivan at (617) 951-7362. Thank you for your attention in this matter.

Very truly yours,

/s/ Ryan C. Larrenaga
Ryan C. Larrenaga

cc:	Newton B. Schott, Jr.

Brian S. Shlissel

Joseph B. Kittredge, Jr.

David C. Sullivan